SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A
                           ---------------------------

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            The ServiceMaster Company
                    -----------------------------------------
             (Exact name of registrant as specified in its charter)

Delaware
                                                                      36-3858106
------------------------                                    --------------------
(State of incorporation or organization)                        (I.R.S. Employer
                                                             Identification No.)

One ServiceMaster Way, Downers Grove, IL                  60515-9969
-------------------------------------------            ----------------
(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
--------------------------------------------------------------------------------

            Title of each class               Name of each exchange on which
            to be so registered               each class is to be registered
--------------------------------------------- ----------------------------------
--------------------------------------------- ----------------------------------

Preferred Stock Purchase Right with respect   New York Stock Exchange
to Common Stock
--------------------------------------------- ----------------------------------

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:

      None      (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                              -------------------
                                (Title of Class)

                                          This document contains 7 pages.

                                      The Exhibit Index is located on page 7.

Item 1.           Description of Registrant's Securities to be Registered:

                  Preferred Stock Purchase Rights
                  -------------------------------

                  The ServiceMaster Company (the "Company") entered into a Merger and Reorganization Agreement which was amended and restated as of October 3, 1997 and which provided among other things for the merger (the "Reincorporating Merger") of a subsidiary of the Company into ServiceMaster Limited Partnership, a Delaware limited partnership ("SMLP"), under terms upon which among other things: (i) every limited partnership share issued by SMLP and outstanding immediately prior to the Reincorporating Merger was converted into one share of the Common Stock, par value $0.01 per share, of the Company (the "Common Stock") and (ii) the Company become the ultimate parent in the ServiceMaster enterprise. The Reincorporation Merger was effected on December 26, 1997. The Board of Directors of the Company in connection with the Reincorporating Merger authorized the issuance of one preferred share purchase right (a "Right") for each share of Common Stock of the Company into which the limited partnership shares in SMLP were converted in the Reincorporating Merger (the "Reincorporation Shares") simultaneous with the issuance of the Reincorporation Shares and authorized the issuance of one Right for each share of Common Stock of the Company other than any Reincorporation Share issued after the Reincorporating Merger and before the earliest of Distribution Date, the redemption of the rights and the Expiration Date (as such terms are defined below) and in certain cases following the Distribution Date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $130 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

                  The Rights will be evidenced by Common Share certificates and not by separate certificates until the earlier to occur of (i) the tenth day after the date it is publicly announced that a person or group other than certain exempt persons (an "Acquiring Person"), together with persons affiliated or associated with such Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (a "Triggering Event") and (ii) the tenth business day after the commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

                  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and the surrender for transfer of any certificate for Common Shares will also constitute the transfer of the Rights associated with such Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

                  The Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will expire at the close of business on December 11, 2000 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

                  In the event that a person becomes an Acquiring Person, each Right (other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable not for Preferred Shares, but for a number of Common Shares (or, in certain cases, common equivalent shares) having a market value of two times the exercise price of the Right. In the event that, at the time or after a person becomes an Acquiring Person, the Company is involved in a merger or other business combination in which (i) the Company is not the surviving corporation, (ii) Common Stock is changed or exchanged, or (iii) 50% or more of the Company's consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right.

                  In addition, at any time after a person has acquired beneficial ownership of 50% or more of the outstanding Common Shares, the Company may elect to exchange all or part of the Rights (excluding void Rights held by an Acquiring Person and certain related persons and transferees) for Common Shares on a one-for-one basis.

                  The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, the Common Shares, (ii) upon the grant to holders of the Common Shares of rights, options or warrants to subscribe for Common Shares or securities convertible into Common Shares at less than the current market price, (iii) upon the distribution to holders of the Common Shares of securities, cash, evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) and (iv) in connection with recapitalizations of the Company or reclassifications of the Common Shares.

                  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

                  At any time prior to the earlier of (i) the occurrence of a Triggering Event and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The Redemption Price will be payable in cash, shares (including fractional shares) of Common Stock or any other form of consideration deemed appropriate by the Board of Directors. Immediately upon action of the Board of Directors ordering redemption of the Rights, the ability of holders to exercise the Rights will terminate and the only rights of such holders will be to receive the Redemption Price.

                  At any time prior to the occurrence of a Triggering Event, the Board of Directors of the Company may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights. Thereafter, the Rights Agreement may not be amended or changed in any manner which would adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof).

                  The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share.

                  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the occurrence of a Triggering Event, because until such time the Rights may generally be redeemed by the Company at $.01 per Right.

                  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this Registration Statement on Form 8-A by reference.

Item 2.  Exhibits

                  1.1 Rights Agreement, dated as of December 15, 1997, between The ServiceMaster Company and Harris Trust and Savings Bank, as Rights Agent, is incorporated by reference to Exhibit 3 to the Current Report on Form 8-K as filed by The ServiceMaster Limited Partnership on December 29, 1997 (the "SMLP 8-K").

                  1.2 Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A, is incorporated by reference to Exhibit 4 to the SMLP 8-K.

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       The ServiceMaster Company



                                        By:   /s/ Vernon T. Squires
                                              -----------------------
                                              Vernon T. Squires
                                              Senior Vice President and
                                              General Counsel




Date:  September 18, 1998

                                  EXHIBIT INDEX

   Exhibit No.           Description
   -----------           -----------

   1.1 Rights Agreement, dated as of December 15, 1997, between The ServiceMaster Company and Harris Trust and Savings Bank, as Rights Agent, is incorporated by reference to
            Exhibit 3 to the Current Report on Form 8-K as filed by The ServiceMaster Limited Partnership on December 29, 1997 (the "SMLP 8-K").

   1.2      Certificate  of  Designation,  Preferences  and  Rights of
            Junior   Participating   Preferred  Stock,  Series  A,  is
            incorporated by reference to Exhibit 4 to the SMLP 8-K.